Exhibit (j)

4601 DTC BOULEVARD • SUITE 700

DENVER, COLORADO 80237

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

We hereby consent, in the Prospectus and the Statement of Additional Information of Guru Favorite Stocks ETF (“GFGF”) (a “Fund”) of our report dated January 27, 2023 relating to our audit of the statement of assets and liabilities of the Fund, including the schedule of investments as of November 30, 2022, and the related statement of operations, changes in net assets and financial highlights for the period from December 16, 2021 (commencement of operations) through November 30, 2022, and the related notes and schedules (collectively referred to as the financial statements), and to the reference to our Firm as the Trust’s “independent registered public accounting firm.”

Denver, Colorado

March 30, 2023